SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    FORM 15

                  Certification and Notice of Termination of
                    Registration under Section 12(g) of the
                      Securities Exchange Act of 1934 or
                          Suspension of Duty to File
                  Reports Under Sections 13 and 15(d) of the
                       Securities Exchange Act of 1934.

                        Commission File Number 0-11103

                                Centocor, Inc.
            (Exact name of registrant as specified in its charter)

                           200 Great Valley Parkway
                            Malvern, PA 19355-1307

                                (610) 651-6000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                    Common Stock, par value $.01 per share
            (Title of each class of securities covered by this Form)

              4 3/4% Convertible Subordinated Debentures due 2005
          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                      Please place an X in the box(es) to
                  designate the appropriate rule provision(s)
                    relied upon to terminate or suspend the
                             duty to file reports:


Rule 12g-4(a)(1)(i)     [X]             Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)    [ ]             Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)    [ ]             Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)     [X]

                 Approximate number of holders of record as of
                       the certification or notice date:


Description of Security                            No. of Holders

Common Stock, par value $.01 per                         1
share


     Pursuant to the requirements of the Securities Exchange Act of 1934 Centocor, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 13, 1999                      By: /s/ Dominic J. Caruso
                                                ---------------------------
                                                Name:  Dominic J. Caruso
                                                Title: Senior Vice President
                                                       and Chief Financial
                                                       Officer